Exhibit 99.33

Sandspring initial 2010 Toroparu drill results expand deposit model; Hole 54 hits 2.1g/t gold over 111m on west margin; second drill operational, third  drill on order

April 6, 2010 – SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce initial 2010 gold and copper assay results from drilling of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

Highlights include:

•
Hole TPD054 drilled at the west margin  of the NI 43-101 Toroparu Deposit envelope intersected two  successive  discrete  mineralized shoots  in  Hole  TPD-054  with  an average  grade  of 1.1g/t gold  and  .10%  copper  over  117m and  a  second  interval downhole averaging  2.1g/t gold and .08% copper  over 111m, below the current NI-43-101 compliant resource estimate pit shell model.

Results from holes TPD051-TPD056 are outlined in Table 1 and comprise an additional 3361m (13,623m reported to date) to a drill program designed to expand and optimize grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource. A second drill has been added and is now fully operational, a third drill is on order and the 2010 diamond drill program is well underway. Drill hole locations and intercept highlights are posted at: http://www.sandspringresources.com/i/pdf/Sandspring_Presentation_Update_April_2010.pdf

The current Toroparu gold-copper deposit was independently modeled by P&E Mining Consultants Inc. as a potentially open-pittable deposit with an NI 43-101 compliant Indicated mineral resource of 45,574,000 tonnes at 0.93 g/t gold and 0.16% copper containing 1,369,400 oz. gold and 164 million pounds copper or 1,992,600 ounces gold-equivalent and additional Inferred mineral resource of 36,800,000 tonnes 0.82 g/t gold and 0.13% copper containing 973,400 oz. gold and 105 million pounds copper or 1,372,500 ounces gold-equivalent. The full NI  43-101  technical  report  may  be  viewed  at  www.sedar.com  as  publicly  disclosed  by Sandspring on May 20, 2009, or on the Company’s website.

Abraham Drost, P.Geo. President of Sandspring states: “Initial  results from the 2010 diamond drilling campaign continue to encourage as the Company moves to both expand and drill off the Toroparu deposit. Results from Hole 54 appear to confirm elevated grade characteristics in both the Main Zone deposit lens and a new, higher grade shoot below the current NI 43-101 compliant resource estimate pit shell model. This bodes well for resource growth at Toroparu. Completion of our recent financing and early warrant exercise leaves the Company well positioned to significantly increase its drilling objectives. The two drills on site and addition of a third will give the Toroparu deposit and possible extensions the attention they deserve.”

Table 1: Summary of Initial 2010 Drill Hole Composite Assays

Sandspring Resources - Toroparu Project

		Potentially bulk minable interval(s)
Hole ID	Zone	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)
TPD-051 826052E	Toroparu Main Zone 714795N	465.00	580.50	115.50	1.01	0.03	192.00 370.50 393.00 430.50 465.00 480.00 486.00 498.00 535.50 541.50 609.00 612.00	193.50 372.00 403.50 432.00 478.50 481.50 487.50 534.00 537.00 580.50 610.50 615.00	1.50 1.50 10.50 1.50 13.50 1.50 1.50 36.00 1.50 39.00 1.50 3.00	34.19 3.79 1.72 3.55 0.81 0.52 1.06 1.13 0.56 1.39 0.61 1.49	0.02 0.13 0.06 0.14 0.02 0.02 0.00 0.04 0.05 0.02 0.01 0.06
TPD-052 825704E	Toroparu Main Zone 714625N	409.50	445.50	36.00	0.53	0.06	258.00 409.50 414.00 423.00 427.50 433.50 442.50	259.50 412.50 415.50 426.00 429.00 436.50 445.50	1.50 3.00 1.50 3.00 1.50 3.00 3.00	0.54 1.25 0.72 0.59 0.55 0.83 1.07	0.02 0.14 0.18 0.03 0.07 0.07 0.05
TPD-053 825770E	Toroparu Main Zone 714519N	265.00	302.50	37.50	0.56	0.03	188.50 221.50 251.50 265.00 281.50 290.50 298.00 356.50 473.50	190.00 223.00 253.00 269.50 283.00 292.00 302.50 358.00 476.50	1.50 1.50 1.50 4.50 1.50 1.50 4.50 1.50 3.00	0.79 2.70 1.55 1.71 1.84 0.53 1.93 1.45 1.06	0.01 0.06 0.02 0.01 0.00 0.00 0.24 0.07 0.06
TPD-054 825923E	Toroparu Main Zone 714349N	232.50 400.50	349.50 511.50	117.00 111.00	1.10 2.10	0.10 0.08	171.00 195.00 232.50 249.00 252.00 291.00 298.50 367.50 396.00 400.50 493.50 553.50	172.50 196.50 243.00 250.50 289.50 292.50 349.50 369.00 397.50 487.50 511.50 555.00	1.50 1.50 10.50 1.50 37.50 1.50 51.00 1.50 1.50 87.00 18.00 1.50	0.55 1.24 0.95 0.61 1.11 0.59 1.38 0.68 0.72 1.74 4.46 0.69	0.02 0.21 0.15 0.09 0.12 0.14 0.07 0.05 0.05 0.10 0.02 0.02

TPD-055 826269E	Toroparu Main Zone 714190N	103.50 238.50 274.50 394.50	144.00 249.00 364.50 457.50	40.50 10.50 90.00 63.00	1.51 1.09 0.97 0.58	0.31 0.17 0.08 0.03	5.50 50.50 103.50 117.00 133.50 142.50 174.00 238.50 244.50 262.50 274.50 285.00 291.00 346.50 354.00 363.00 376.50 388.50 394.50 402.00 415.50 430.50 445.50 453.00 490.50 502.50 543.00 559.50	8.50 51.00 108.00 120.00 141.00 144.00 178.50 241.50 249.00 264.00 277.50 288.00 340.50 352.50 355.50 364.50 378.00 390.00 397.50 409.50 418.50 444.00 447.00 457.50 492.00 508.50 547.50 564.00	3.00 0.50 4.50 3.00 7.50 1.50 4.50 3.00 4.50 1.50 3.00 3.00 49.50 6.00 1.50 1.50 1.50 1.50 3.00 7.50 3.00 13.50 1.50 4.50 1.50 6.00 4.50 4.50	1.25 9.75 2.55 10.76 1.45 0.59 2.15 0.53 2.01 1.12 0.89 0.83 1.03 3.64 0.72 0.60 0.83 0.53 0.94 0.87 1.23 0.83 0.51 0.92 3.47 1.71 1.51 1.06	0.01 0.01 0.41 0.14 0.72 0.60 0.61 0.13 0.24 0.06 0.04 0.11 0.09 0.12 0.06 0.09 0.06 0.02 0.01 0.03 0.08 0.02 0.04 0.07 0.01 0.00 0.00 0.00
TPD-056 826374E	Toroparu Main Zone 714163N	262.50 502.50	456.00 517.50	193.50 15.00	0.60 2.00	0.03 0.01	0.00 47.50 60.00 234.00 262.50 280.50 322.50 343.50 370.50 390.00 414.00 420.00 424.50 436.50 445.50 454.50 486.00 502.50 514.50	4.00 50.50 61.50 235.50 271.50 319.50 325.50 355.50 375.00 411.00 415.50 421.50 426.00 441.00 451.50 456.00 487.50 510.00 517.50	4.00 3.00 1.50 1.50 9.00 39.00 3.00 12.00 4.50 21.00 1.50 1.50 1.50 4.50 6.00 1.50 1.50 7.50 3.00	0.63 1.07 1.81 3.30 1.02 0.91 0.57 0.89 0.57 1.11 0.51 0.55 0.91 0.80 1.18 0.74 0.68 0.79 7.97	0.06 0.08 0.04 0.21 0.07 0.06 0.02 0.02 0.01 0.01 0.01 0.05 0.01 0.04 0.01 0.00 0.01 0.01 0.00
* true widths are estimated at approximately 70% of core length widths

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”). AcmeLabs is an ISO:9001:2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by ActLabs.

Mr. Harvey Klatt, P.Geo., Exploration Manager for Sandspring and the Company’s Qualified Person on the Toroparu site under NI 43-101, has reviewed and approved the technical content of this press release. Mr. Eugene Puritch, P.Eng. of P&E Mining Consultants and a Qualified Person, has approved release of the mineral resource estimate summary contained herein.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s company profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

*Gold-equivalent calculations per NI 43-101 Technical Report, P&E Mining Consultants, October 26, 2008 – Au Eq. derived from Au US$688/oz and Cu US$3.13/lb (3 yr trailing avg. at Aug 31,2008; 90% Au recovery and 75% Cu process plant/leach recovery)

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

4